Explanatory Note: This Free Writing Prospectus was originally filed on May 26, 2020 and included a reference to an incorrect registration number. It is being refiled in order to refer to the correct registration number, 333-230920.

Free Writing Prospectus Filed Pursuant to Rule 433

Registration No. 333-230920

Supplementing the Preliminary Prospectus Supplement dated

May 26, 2020 (to Prospectus dated April 17, 2019)

$500,000,000

Kellogg Company

2.100% Senior Notes due 2030

Pricing Term Sheet

May 26, 2020

Issuer:	Kellogg Company

Ratings (Moody’s/S&P):*	Baa2 (Stable) / BBB (Stable)

Trade Date:	May 26, 2020

Settlement Date:**	June 1, 2020 (T+4)

Joint Book-Running Managers:	Barclays Capital Inc. BofA Securities, Inc. Morgan Stanley & Co. LLC

Co-Managers:

BBVA Securities Inc.

Deutsche Bank Securities Inc.

Mizuho Securities USA LLC

TD Securities (USA) LLC

U.S. Bancorp Investments, Inc.

Academy Securities, Inc.

ICBC Standard Bank Plc

MFR Securities, Inc.

SMBC Nikko Securities America, Inc.

Principal Amount:	$500,000,000

Maturity Date:	June 1, 2030

Interest Payment Dates:	June 1 and December 1, beginning December 1, 2020

Benchmark Treasury:	UST 0.625% due May 15, 2030

Benchmark Treasury Price and Yield:	99-09 / 0.700%

Spread to Benchmark Treasury:	+143 bps

Yield to Maturity:	2.130%

Coupon (Interest Rate):	2.100%

Price to Public:	99.731%

Optional Redemption:

At any time prior to March 1, 2030 (the date that is three months prior to the maturity date of the notes) at a discount rate of Treasury Rate plus 25 basis points, plus accrued and unpaid interest to the redemption date.

At any time on or after March 1,2030 (the date that is three months prior to the maturity date of the notes) at a redemption price equal to 100% of the principal amount of the notes being redeemed, plus accrued and unpaid interest to, but excluding, the redemption date

CUSIP / ISIN:	487836 BX5 / US487836BX58

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**It is expected that delivery of the notes will be made against payment therefore on or about June 1, 2020, which is the 4 business day following the date hereof (such settlement cycle being referred to as “T+4”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the second business day before the delivery of the notes will be required, by virtue of the fact that the notes initially will settle in T+4, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the notes who wish to trade the notes on the date of pricing should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-603-5847, BofA Securities, Inc. toll-free at 1-800-294-1322 or Morgan Stanley & Co. LLC toll-free at (866) 718-1649.

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